Mail Stop 0511


	January 25, 2005

Robert J. Kinloch, President
Middle Kingdom Resources Ltd.
347 Bay Street, Suite 202
Toronto, Ontario
M5H  2R7  CANADA

RE:  	Middle Kingdom Resources Ltd.
        	File No.  333-120051
      Registration Statement on Form SB-2/A#1
        	Filed December 30, 2004

Dear Mr. Kinloch:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Risk Factors, page 6

1. Please note that the phrase "we will have to hire qualified personnel" mitigates the sentence. Please remove this phrase. We reissue our previous comment #6.


Business
Agreement with Energold Minerals, Inc., page 18

2. Please disclose the appropriate method of accounting for the joint venture agreement related to the Jarvis Island Property as it relates to the two levels of ownership. More specifically, the accounting for the joint venture when the company maintains a 30% ownership interest and the accounting when and if the company increases that ownership interest to 51%. Please refer to the guidance in APB No.
18.

Management`s Discussion & Analysis

Results of Operations, page 30

3. You have disclosed that, since inception, your sole officer and director has paid all expenses to incorporate the company and for legal and accounting expenses. The net cash provided to date is
$16,440.    Per review of the August 31, 2004 balance sheet, it
appears that this balance has been recorded as a loan from related party and funds in trust with attorney. Please explain supplementally how this transaction was accounted for. More specifically, how this amount was used to pay expenses when it is still currently being recorded as a cash balance and the expenses related to the incorporation, legal and accounting services are still recorded as a payable at August 31, 2004.

Financial Statements

Report of Independent Registered Public Accounting Firm, F-1

4. From review of the amendment to the registration statement it was
noted that several references were made that the auditors have issued
a going-concern opinion based on substantial doubt that the
company
can continue as an ongoing business.  The current audit opinion
and
notes to the financial statements do not appear to be consistent with
this disclosure.  Please revise the current audit opinion and Note
1
to the financial statements to include the appropriate going-concern language and management`s intentions in regard to this matter in accordance with SAS No. 59.

Note 3 Related Party Transactions, F-10

5. Please disclose that this loan agreement is entirely oral and that there are no written terms, as disclosed under "Certain
Transactions"
on page 36. In addition, please clarify supplementally if the loan from the related party was in Canadian or U.S. dollars.

Note 7 Segment Reporting

6. Please explain supplementally the criteria the company utilized to determined it has more than one operating segment under paragraph
(10-15) of SFAS No. 131. In addition, please clarify if the Canadian segment`s transactions are in Canadian or U.S. dollars.

General

7. The amendment should include the latest interim financial statements, as required by Item 310(g) of Regulation S-B.

8. Any amendment should include a current consent of the independent accountant.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Angela Halac at (202) 824-5683 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 824-5532, or Don Rinehart, who supervised the review of your filing, at (202) 942-4622.


						Sincerely,



						John Reynolds, Assistant Director
						Office of Emerging Growth Companies

cc:	Conrad C. Lysiak
	Fax (509) 747-1770



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Middle Kingdom Resources Ltd.
January 25, 2005
Page 1